

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

October 27, 2009

Mr. Thomas E. Kreig
Senior Vice President of Finance
Ironclad Performance Wear Corporation
2201 Park Place, Suite 101
El Segundo, California 90245

Re: **Ironclad Performance Wear Corporation**
Item 4.01 Form 8-K
Filed October 6, 2009
File No. 0-51365

Dear Mr. Kreig:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant